PETROLEUM DEVELOPMENT CORPORATION
120 Genesis Boulevard
P.O. Box 26
Bridgeport, WV 26330

May 14, 2008

VIA EDGAR, FACSIMILE (202-772-9220) AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Anne Parker Nguyen, Branch Chief
Mellissa Campbell Duru

Re:	Petroleum Development Corporation
Preliminary Proxy Statement filed on Schedule 14A
Filed April 18, 2008
SEC File No. 0-07246

Ladies and Gentlemen:

On behalf of Petroleum Development Corporation, a Nevada corporation (the “Company”), please find enclosed a copy of Amendment No. 1 (“Amendment No. 1”) to the Company’s preliminary proxy statement on Schedule 14A (File No. 0-07246) (the “Original Schedule 14A”).

The Company has received your letter dated May 6, 2008 (your “Comment Letter”) addressed to Daniel Amidon, Esq., Corporate Secretary of the Company, pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Original Schedule 14A.  Set forth below are the Company’s responses to such comments.  For your convenience, the comments contained in your Comment Letter are set forth verbatim in the italicized paragraphs below.  The Company’s responses appear in the plain text following each such comment.

1.
You state that “except for potential equity financings…,” there are currently no plans, arrangements, commitments or understandings for the issuance of the additional shares.  Please clarify, without qualification, whether you have any plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.  If you currently contemplate the issuance of the additional authorized shares in any financings, revise your disclosure to include a complete description of such potential equity financings.

United States Securities and Exchange Commission
May 14, 2008

The Company has confirmed that it does not have any current plans for the issuance of additional authorized shares in any financings.  Therefore, the section of the Original Schedule 14A entitled “Proposals Requiring Shareholder Vote” has been amended in accordance with this comment to delete the qualification relating to “potential equity financings.”  See page 9 of Amendment No. 1.

2.
Although you indicate the potential consequences to shareholders resulting from an approval of blank check preferred stock, please supplement your disclosure to include a description of the dilutive impact to shareholders resulting from possible issuances of the additional common shares.

The section of the Original Schedule 14A entitled “Proposals Requiring Shareholder Vote” has been amended in accordance with this comment.  See page 8 of Amendment No. 1.

Conclusion

The Company is filing Amendment No. 1 and this letter today via EDGAR in compliance with the instruction set forth in your Comment Letter.  The Company requests your prompt review of Amendment No. 1 and the foregoing responses.  In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments, please contact the undersigned by telephone at (304) 808-6272 or by fax at (304) 808-0913.  On behalf of the Company, thank you in advance for your prompt consideration of the responses in this letter.

Very truly yours,

/s/ Daniel Amidon
Daniel Amidon, Esq.

Enclosures

cc:	Richard McCullough, President & CFO